Mail Stop 4561

January 5, 2010

Mr. T. Robert MacLean, Chief Executive Officer
Points International Ltd.
179 John Street, 8th floor
Toronto, Ontario, Canada M5T 1X4

> **Re:** **Points International Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 000-51509**

Dear Mr. MacLean:

We have reviewed your response letter dated November 27, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 13, 2009.

Form 20-F for Fiscal Year Ended December 31, 2008

D. Risk Factors, page 3

"Dependence on Loyalty Program Partners," page 4

1. Please tell us why you have only discussed gross margin as an indicator of your dependence on your principal customers. We note your belief that gross margin (net of direct cost of principal revenue) is a better indicator of dependence than revenue, because it measures contribution to overall profitability. However, as gross margin is a calculation derived from revenue, it appears that revenue is the essential element of financial performance. Accordingly, please discuss the revenue contribution for each of the five contracts with Delta, as well as for each of your multiple contracts with the other loyalty program partner referenced in your disclosure.

2. We note that your response to comment 2 refers to multiple independent service contracts with the other loyalty program partner. However, we are unable to understand your relationship with this entity without further information. Please clarify, for example, if each such service contract provides for different ecommerce products, with financial and operational terms particular to the ecommerce solutions being provided, as well as containing independent term and termination rights.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Any responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kevin Dougherty, Attorney-Advisor, at (202)-551-3271 with any questions or concerns. If you need further assistance, you may contact me at (202) 551-3462

Sincerely,

Mark P. Shuman
Branch Chief-Legal